Computershare

**LETTER OF CONFIRMATION**

Suite 710, 530 – 8th Ave., SW
Calgary, AB
T2P 3S8
Telephone 1-800-663-9097
www.computershare.com

**Computershare Trust Company of Canada**

**Canada**
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 29, 2005

To:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: PrimeWest Energy Trust (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on March 24, 2005, to the registered holders of Trust Units of the Corporation:

1. Notice of Annual and Special Meeting of Shareholders/Management Information Circular
2. Proxy (to registered Unitholders only)
3. Voting Information Form (to registered Exchangeable Shareholders only)
4. Annual Report
5. Supplemental Mailing List Return Card
6. Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on March 24, 2005 to those intermediaries holding Trust Units of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)
June Lam
Assist. Trust Officer
Corp. Trust
(403) 267-6892
(403) 267-6598